MAGNEGAS CORPORATION
150 Rainville Road
Tarpon Springs, FL 34689

April 26, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Amanda Ravitz, Assistant Director

Re:	MagneGas Corporation
Registration Statement on Form S-3
File No. 333-186027

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MagneGas Corporation (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, April 30, 2012, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

MagneGas Corporation

By:	/s/ Luisa Ingargiola
Luisa Ingargiola
Chief Financial Officer

cc:         Gregg E. Jaclin, Anslow & Jaclin, LLP